EXHIBIT 5

May 7, 2004

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

Ladies and Gentlemen:

     I am familiar with Registration Statement on Form S-8 (the “Registration Statement”) to be filed pursuant to the Securities Act of 1933, as amended (the “Act”), relating to the offering of up to 3,500,000 shares of Thomas & Betts Corporation (the “Company”) Common Stock, par value $.10 per share (the “Shares”) under the Thomas & Betts Corporation Equity Compensation Plan (the “Plan”). This opinion is being furnished to you in response to Item 601(b)(5) of Regulation S-K and the instructions to the Form S-8. I am familiar with the proceedings to date with respect to the Plan and have examined such records, documents and matters of fact as I have considered relevant for purposes of this opinion.

     I am of the opinion that the Shares are duly authorized and, when issued and paid for pursuant to the terms of the Plan will be validly issued, fully paid and non-assessable shares of Common Stock of the Company.

     I express no opinion as to the laws of any jurisdiction other than those of the State of Tennessee and the federal laws of the United States of America.

     I hereby consent to the use of this opinion as an exhibit to this Registration Statement. In giving this consent, I do not admit that I come within the categories of persons whose consent is required under Section 7 of the Act.

Respectfully yours,

/s/ J.N. Raines

J.N. Raines
Vice President-General Counsel
& Secretary